16005114

No Act
PE 10/18/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
NOV 01 2016
Washington, DC 20549

November 1, 2016

Lori Zyskowski
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 11-1-16

Re: AECOM
Incoming letter dated October 18, 2016

Dear Ms. Zyskowski:

This is in response to your letters dated October 18, 2016 and October 24, 2016 concerning the shareholder proposal submitted to AECOM by John Chevedden. We also have received a letter from the proponent dated October 18, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUN M-07-16

November 1, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AECOM
Incoming letter dated October 18, 2016

The proposal requests that the board take the steps necessary so that each voting requirement in AECOM's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that AECOM may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that AECOM will provide shareholders at its 2017 annual meeting with an opportunity to approve an amendment to its certificate of incorporation, approval of which will result in the removal of the lone supermajority voting provision in AECOM's governing documents. Accordingly, we will not recommend enforcement action to the Commission if AECOM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

October 24, 2016

VIA E-MAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *AECOM*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On October 18, 2016, AECOM (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because on September 21, 2016, the Company's Board of Directors (the "Board") took action that substantially implemented the Proposal under Rule 14a-8(i)(10). The Proponent submitted a letter, dated October 18, 2016, responding to the No-Action Request (the "Response Letter"). The Response Letter claims that the No-Action Request is "misleading because it omits the proponent's documented efforts to accommodate the company" and demands that the Commission "allow [the Proposal] ... to stand and be voted upon in the 2017 proxy." While we continue to believe that the correspondence referenced in the Response Letter is not relevant to the No-Action Request (as discussed in greater detail below) and that the Proposal (including all the supporting statements) is excludable under Rule 14a-8(i)(10) for the reasons stated in the No-Action Request, we are attaching a copy of the correspondence in question to this letter as Exhibit A. A copy of this letter is being sent simultaneously to the Proponent electronically and via overnight courier.

Specifically, during a phone conversation on October 10, 2016, the Company advised the Proponent that on September 21, 2016, the Board adopted a resolution that would eliminate the only supermajority voting provisions contained in the Company's governing documents by deleting Article Eighth from the Company's Amended and Restated Certificate of Incorporation, as amended, in its entirety (the "Proposed Certificate

Amendment"), subject to the approval of the Company's stockholders at the 2017 Annual Meeting of Stockholders. Subsequently, the Company sent a follow up letter, dated October 11, 2016, to the Proponent advising him that at the 2017 Annual Meeting of Stockholders the Company will include a management proposal recommending that the Company's stockholders amend the Company's Certificate of Incorporation to remove the supermajority provisions related to business combinations, which are the only supermajority provisions that call for a greater than simple majority vote in the Company's governing documents. The letter noted that amendments to the Certificate of Incorporation must be approved by a majority of the Company's stockholders. As described in the No-Action Request, in light of the well-established precedent, we believe that the Board, therefore, took all the steps necessary to substantially implement the Proposal under Rule 14a-8(i)(10).

In response, the Proponent said that he would "tentatively withdraw" his Proposal if the Board takes additional actions (i.e., formally recommends that stockholders vote for the Proposed Certificate Amendment at the 2017 Annual Meeting of Stockholders and include certain specified language in the 2017 Proxy Materials) beyond what is required to demonstrate substantial implementation under the well-established precedent cited in the No-Action Request. While the Board intended to discuss and formalize its recommendation that stockholders vote for the Proposed Certificate Amendment and management intended to propose that the Board also approve inclusion of the additional language requested by the Proponent in the 2017 Proxy Materials at the Board's next scheduled meeting, such meeting was not scheduled to take place until after the deadline by which the Company is required to file a No-Action Request with the Commission for its 2017 Annual Meeting of Stockholders. Therefore, on October 13, 2016, the Company advised the Proponent that the Board expects to take additional actions as per his request at the November 16, 2016 meeting, but that the Company would also be filing a No-Action Request with the Commission with respect to the Proposal to preserve the Company's rights (since there were no guarantees that the Proponent would ultimately withdraw the Proposal even though the Company had taken all steps necessary to implement the Proposal). The Company also noted that it would be happy to withdraw its No-Action Request once the Proponent officially withdrew his Proposal upon the Company's confirmation of the Board actions as described above shortly after November 16, 2016. In response, the Proponent thanked the Company for its efforts to remove the supermajority provisions, but also noted that it did not seem "prudent" for the Proponent "to have no recourse if the company changes its mind or postpones action." After the Company subsequently filed the No-Action Request with the Commission on October 18, 2016, the Proponent immediately submitted a response calling the No-Action Request "misleading" and requesting that the Proposal be voted upon at the Company's 2017 Annual Meeting of Stockholders, clearly indicating that the Proponent has no interest in negotiating with the Company in spite of the Company's efforts to accommodate the Proponent's demands and to keep him apprised of the Company's actions.

To conclude, since the correspondence referenced in the Response Letter and attached as Exhibit A to this letter constitutes a settlement discussion that did not result in a formal final settlement, this correspondence was not relevant to the No-Action Request. Moreover, not including such correspondence did not make the No-Action Request misleading because the Company's discussions reflected in this correspondence went beyond what was necessary to substantially implement the Proposal under Rule 14a-8(i)(10) and it do not change the fact that the Company has acted in a manner consistent with the well-established precedent. Finally, by submitting the Response Letter, the Proponent clearly demonstrated he is not willing to negotiate with the Company further confirming that the Company acted rightfully in preserving its rights in filing a timely No-Action Request with respect to the Proposal with the Commission.

Therefore, we reiterate our request that the Staff concur that it will take no action if the Company excludes the Proposal (including its supporting statements) from its 2017 Proxy Materials because the Board and the Company acted in a manner consistent with the long-standing precedent and substantially implemented the Proposal in accordance with Rule 14a-8(i)(10) and applicable guidance.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 351-2309 or Charles Szurgot, Chief Securities Counsel, at (213) 593-8386.

Sincerely,

Lori Zyskowski

Lori Zyskowski

Enclosures

cc: Charles Szurgot, Vice President, Corporate Securities Counsel, AECOM
Gilda Malek, SVP, Corporate Secretary, AECOM
John Chevedden

EXHIBIT A

From: Szurgot, Charles
Sent: Tuesday, October 11, 2016 10:50 AM
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: AECOM Response

Mr. Chevedden, please find attached our response per our call on Monday.

Charles Szurgot, Esq.
Vice President, Chief Securities Counsel
D 213-593-8386
charles.szurgot@aecom.com

AECOM
1999 Avenue of the Stars, Suite 2600, Los Angeles, California 90067
T 213.593.8100 F 213.593.8730
www.aecom.com

FORTUNE WORLD'S MOST ADMIRED COMPANIES

AECOM

Charles Szurgot
Vice President,
Chief Securities Counsel

AECOM
1999 Avenue of the Stars
Suite 2600
Los Angeles, CA 90067
www.aecom.com

213 593 8386 tel
213 593 8727 fax

October 11, 2016

VIA OVERNIGHT DELIVERY AND EMAIL

Mr. John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Dear Mr. Chevedden:

Thank you for taking my call this morning. Per our discussion yesterday, at our March 2017 annual meeting of stockholders we will include a management proposal recommending that our stockholders amend AECOM's charter to remove the supermajority provisions related to business combinations, which are the only provisions that call for a greater than simple majority vote in our governing documents (amending our charter must be approved by a majority of our stockholders). Please let us know tomorrow whether you would be willing to withdraw your proposal given this information or give me a call if you have further questions at (213) 593-8386.

Sincerely,

Charles Szurgot
Vice President, Chief Securities Counsel

Enclosures

From: ***FISMA & OMB MEMORANDUN M-07-16***
Date: October 11, 2016 at 7:55:01 PM PDT
To: "Szurgot, Charles" <charles.szurgot@aecom.com>
Subject: Rule 14a-8 Proposal (ACM)

Mr. Szurgot,
Thank you for your note.
I will tentatively withdraw my proposal effective the date a company proposal on the same topic with a yes recommendation is approved by the board for inclusion in the 2017 annual meeting proxy that includes the proxy language of:
"This proposal or these proposals will eliminate all supermajority vote provisions in the governing documents of the company.
"Adoption of this proposal requires approval of a majority of the outstanding shares of the company."
Sincerely,
John Chevedden

From: Szurgot, Charles
Sent: Thursday, October 13, 2016 3:33 PM
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: AECOM - Proposal

Mr. Chevedden,

As we discussed, our Board has already authorized officers to include a management proposal in our 2017 proxy materials that would ask stockholders to vote on an amendment to AECOM's certificate of incorporation that would eliminate the only supermajority requirements included in the Company's governing documents (by deleting the Article 8th from the Company's certificate of incorporation). Furthermore, the Board is going to discuss and intends to formalize its recommendation that stockholders vote for this management proposal at its meeting on November 16, 2016. Those resolutions would also note that this management proposal would also include the following two sentences as part of the discussion of the proposal: "This proposal will eliminate all supermajority voting provisions in the governing documents of the Company. ... This proposal requires approval of the affirmative vote of a majority of the outstanding shares entitled to vote on this proposal." We will update you as to the final Board actions shortly after the November 16, 2016 Board meeting.

Because our Board is not meeting until after the deadline by which we are required to file a no-action request with the SEC, please note that AECOM will be filing a no-action request with the SEC with respect to your proposal to preserve our rights. **However, if and once you confirm your official withdrawal of your proposal upon our confirmation of the Board actions as described above shortly after November 16, 2016, we would be happy to withdraw our no-action request with the SEC.**

If you have any questions, please do not hesitate to contact me in the meantime.

Thank you,

Charles Szurgot, Esq.
Vice President, Chief Securities Counsel
D 213-593-8386
charles.szurgot@aecom.com

AECOM
1999 Avenue of the Stars, Suite 2600, Los Angeles, California 90067
T 213.593.8100 F 213.593.8730
www.aecom.com

FORTUNE WORLD'S MOST ADMIRED COMPANIES 2015

From: Szurgot, Charles
Sent: Sunday, October 16, 2016 7:02 PM
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: Re: Rule 14a-8 Proposal (ACM)

Thanks for considering.

Sent from my iPhone

On Oct 14, 2016, at 7:21 PM, ***FISMA & OMB MEMORANDUN M-07-16*** wrote:

> Mr. Szurgot,
> Thank you for the efforts to adopt 100% simple majority voting provisions. It does not seen prudent for me to have no recourse if the company changes its mind or postpones action.
> Sincerely,

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16

October 18, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
AECOM (ACM)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the October 18, 2016 no-action request.

The request is misleading because it omits the proponent's documented efforts to accommodate the company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Charles Szurgot <charles.szurgot@aecom.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

October 18, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *AECOM*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, AECOM (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the

> closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Proposal, the supporting statements as well as related correspondence to and from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because on September 21, 2016, the Company's Board of Directors (the "Board") took action that substantially implemented the Proposal under Rule 14a-8(i)(10). The only provision in the Company's governing documents that requires a supermajority vote is Article Eighth of the Company's Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") related to approval of business combinations. Specifically, Article Eighth requires that any business combination (as defined in the Certificate of Incorporation to include certain mergers, consolidations, sales of assets, and adoption of any plan for the liquidation or dissolution of the Company) must receive the affirmative vote of at least 66⅔% of the outstanding shares of capital stock of the Company represented and voting at a duly held meeting at which a quorum is present. The Company is not aware of any requirements in the Company's Bylaws that call for a greater than simple majority vote by stockholders. As a result, the Company does not believe any changes to the Company's Bylaws are implicated by the Proposal.

On September 21, 2016, the Board adopted a resolution that authorized and declared it advisable and in the best interests of the Company to amend the Certificate of Incorporation to eliminate the supermajority voting provisions contained in Article Eighth of the Company's Certificate of Incorporation by deleting Article Eighth from the Certificate of Incorporation in its entirety (the "Proposed Certificate Amendment"), subject to the approval of the Company's stockholders at the 2017 Annual Meeting of Stockholders. The Board also authorized officers of the Company to submit, on behalf of the Company, the Proposed Certificate Amendment to the Company's stockholders for their approval at the Company's 2017 Annual Meeting of Stockholders, and will recommend that stockholders vote for approval of the Proposed Certificate Amendment at the meeting. As a result, the voting standard for transactions like the business combinations would be governed by the Delaware General Corporation Law ("DGCL"), which provides for a "majority of the outstanding stock" voting standard with respect to certain (i) mergers and consolidations under Section 251 of the DGCL, (ii) sales, leases or exchanges of assets under Section 271 of the DGCL and (iii) dissolutions under Section 275 of the DGCL. The text of Article Eighth, which is proposed to be deleted in its entirety from the Certificate of Incorporation, subject to stockholder approval at the Company's 2017 Annual Meeting of Stockholders, is attached to this letter as Exhibit B.

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the same manner as set forth by the proponent. For instance, in *General Motors Corp.* (avail. Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued that "[i]f the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of [the rule]—permitting exclusion of 'substantially implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." To that end, the Staff has concurred that companies, when substantially implementing a stockholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the stockholder proponent would implement the proposal. *See General Electric Co.* (avail. Mar. 3, 2015) (concurring with exclusion of a proxy access proposal under Rule 14-8(i)(10) and noting the company's representation that the board has adopted a proxy access bylaw that addresses the "proposal's essential objective"); *Chevron Corp.* (avail. Feb. 19, 2008) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented where the company had adopted provisions allowing stockholders to call a special meeting, unless, among other things, an annual or company-sponsored special meeting that included the matters proposed to be addressed at the shareholder-requested special meeting had been held within a specified period of time before the requested special meeting).

The title and text of the Proposal (including its supporting statements) make clear that the Proposal's essential objective is to remove the supermajority voting provisions contained in the Company's governing documents. As discussed above, the only provision in the Company's governing documents that requires a supermajority vote is Article Eighth of the Company's Certificate of Incorporation. We note that the Staff has consistently permitted exclusion of a proposal seeking to eliminate supermajority voting provisions where the board lacked unilateral authority to adopt the necessary amendments (which is the case with respect to amending the Certificate of Incorporation under the DGCL), but implemented the proposal by authorizing an amendment eliminating the supermajority provisions and submitting such amendment for stockholder approval at the next annual meeting of stockholders. *See, e.g., The Brink's Co.* (avail. Feb. 5, 2015) (concurring with exclusion of a simple majority proposal under Rule 14a-8(i)(10) in light of the company's "representation that Brink's will provide shareholders at Brink's 2015 annual meeting with an opportunity to approve amendments to Brink's articles of incorporation that would replace each provision that calls for a supermajority vote with a majority vote requirement"). Moreover, the Staff has also consistently concurred that proposals, like the Proposal, that call for the elimination of supermajority provisions in governing documents are excludable under Rule 14a-8(i)(10), where the supermajority voting standards are replaced with majority of shares outstanding voting standards. For example, in *Hewlett-Packard Co.* (avail. Dec. 19, 2013), the board amended the company's bylaws to replace several provisions requiring a supermajority vote with a majority of outstanding shares requirement in response to a stockholder proposal that called for replacement of greater than simple majority vote requirements with majority or simple majority vote requirements in compliance with applicable law. The Staff concurred with exclusion under Rule 14a-8(i)(10) because the company's policies, practices and procedures "compare[d] favorably" with the guidelines of the stockholder proposal. *See also Visa Inc.* (avail. Nov. 14, 2014) (concurring with the exclusion of a simple majority stockholder proposal as substantially implemented where the company's board approved amendments to the certificate and bylaws that would replace each provision that called for a supermajority vote with a majority of outstanding shares vote requirement).

In addition, the Staff has agreed that a proposal that seeks to eliminate supermajority provisions contained in a specific article of a certificate of incorporation could be substantially implemented by a board's authorizing an amendment to the certificate of incorporation that seeks to delete the article containing supermajority voting requirements from the certificate of incorporation in its entirety upon stockholder approval. For instance, in *Becton, Dickinson and Co.* (avail. Nov. 27, 2012), the proponent requested that the board take the steps necessary so that each stockholder voting requirement in the charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals. The company's board of directors authorized an amendment to the company's certificate of incorporation to remove the "fair price" article that contained supermajority provisions from the company's certificate of incorporation in its entirety and committed to submitting such amendment to a vote of the company's stockholders at the subsequent annual meeting. The Staff concurred with the exclusion under Rule 14a-8(i)(10) stating that "it appears that [the company's] policies, practices, and procedures compare favorably with the guidelines of the proposal and that [the company] has, therefore substantially implemented the proposal." *See also The Home Depot, Inc.* (avail. Jan. 8, 2008) and *The Home Depot, Inc.* (avail. Mar. 28, 2002) (in both instances concurring with exclusion of proposals seeking simple majority vote requirements when the board authorized and submitted for stockholder approval an amendment to the company's certificate deleting the "fair price" provision from the certificate, which contained the only supermajority voting requirement).

As in the foregoing precedent, the Proposed Certificate Amendment substantially implements the Proposal. Specifically, as in foregoing precedent, the Company's stockholders will be asked to approve at the Company's 2017 Annual Meeting of Stockholders the Proposed Certificate Amendment that would, if approved, delete Article

Eighth from the Certificate of Incorporation in its entirety, thereby eliminating the only supermajority voting requirements contained in the Company's governing documents. As in the foregoing precedent, including *NETGEAR*, while the Board lacks unilateral authority to adopt the Proposed Certificate Amendment, by committing to submitting the Proposed Certificate Amendment to the Company's stockholders at the 2017 Annual Meeting of Stockholders, the Company and the Board have addressed the "essential objective" of the Proposal.

Accordingly, consistent with the precedent cited above, the "essential objective" of the Proposal has been satisfied, and the Proposal (including its supporting statements) may be excluded from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal (including its supporting statements) from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 351-2309 or Charles Szurgot, Chief Securities Counsel, at (213) 593-8386.

Sincerely,

Lori Zyskowski

Lori Zyskowski

Enclosures

cc: Charles Szurgot, Vice President, Corporate Securities Counsel, AECOM
Gilda Malek, SVP, Corporate Secretary, AECOM
John Chevedden

GIBSON DUNN

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Christina Ching
Corporate Secretary
AECOM (ACM)
1999 Avenue of the Stars
Suite 2600
Los Angeles, CA 90067
PH: 213-593-8100
FX: 213-593-8730
FX: 213-593-8178

Dear Ms. Ching,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

September 1, 2016
Date

cc: Will Gabrielski <AECOMInvestorRelations@aecom.com>
VP, Investor Relations
PH: 213-593-8208
Charles Szurgot <charles.szurgot@aecom.com>
Vice President, Chief Securities Counsel
Christina Ching <Christina.Ching@aecom.com>

[ACM: Rule 14a-8 Proposal, September 1, 2016]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter. Our management used a technicality to prevent shareholders from expressing a vote on this widely supported topic at our 2016 annual meeting.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2016. GMI Analysis said its ESG rating for ACM was D.
GMI cited:

- Related Party Transactions
- Overboarded Directors
- Negative Director Votes
- Severance Vesting
- Expense Recognition

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** ponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

AECOM

AECOM
1999 Avenue of the Stars
Suite 2600
Los Angeles, CA 90067
www.aecom.com

(213) 593-8000 tel
(213) 593-8178 fax

September 8, 2016

VIA OVERNIGHT DELIVERY AND EMAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of AECOM (the "Company"), which received on September 1, 2016, your stockholder proposal entitled "Simple Majority Vote" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including September 1, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including September 1, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including September 1, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including September 1, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including September 1, 2016, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me, at AECOM, 1999 Avenue of the Stars, Suite 2600, Los Angeles, California 90067. Alternatively, you may transmit any response by facsimile to me at 213-593-8730.

If you have any questions with respect to the foregoing, please contact me at 213-593-8386. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Charles Szurgot
Vice President, Chief Securities Counsel

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, September 21, 2016 10:51 AM
To: Ching, Christina
Cc: AECOM Investor Relations; Szurgot, Charles
Subject: Rule 14a-8 Proposal Revision (ACM)``

Dear Ms. Chin,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Ms. Christina Ching
Corporate Secretary
AECOM (ACM)
1999 Avenue of the Stars
Suite 2600
Los Angeles, CA 90067
PH: 213-593-8100
FX: 213-593-8730
FX: 213-593-8178

REVISED SEPT. 20, 2016

Dear Ms. Ching,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

Date September 1, 2016

cc: Will Gabrielski <AECOMInvestorRelations@aecom.com>
VP, Investor Relations
PH: 213-593-8208
Charles Szurgot <charles.szurgot@aecom.com>
Vice President, Chief Securities Counsel
Christina Ching <Christina.Ching@aecom.com>

[ACM: Rule 14a-8 Proposal, September 1, 2016, Revised September 20, 2016]
[This line and any line above it is not for publication]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter.

Shame on our management for spending thousands of $$$ to prevent shareholders from expressing a vote on this widely supported topic at our 2016 annual meeting.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2016. GMI Analysis said the ESG rating for ACM was D.
GMI cited:
- Related Party Transactions
- Overboarded Directors
- Negative Director Votes
- Severance Vesting issues
- Expense Recognition issues

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

[The above line is for publication.]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

Personal Investing PO Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

ACM
Post-it® Fax Note 7671

Date 9-20-16	# of pages ▶
To Charles Szurgot	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 213-593-8730	Fax #

September 20, 2016

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Aecom (CUSIP: 00766T100, trading symbol: ACM) and no fewer than 50 shares of Deere and Co. (CUSIP: 244199105, trading symbol: DE) since July 1, 2015.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my 5 digit extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W314776-19SEP16

EXHIBIT B

PROPOSED CERTIFICATE AMENDMENT

The text of Article Eighth, which is proposed to be deleted from the Company's Certificate of Incorporation in its entirety, is set forth as follows:

EIGHTH: In addition to any affirmative vote required by law or this Amended and Restated Certificate of Incorporation, any Business Combination (as defined below) shall require the affirmative vote of the holders of at least 66⅔% of the outstanding shares of capital stock of the Corporation represented and voting at a duly held meeting at which a quorum is present. Such affirmative vote shall be required notwithstanding the fact that no vote may otherwise be required, or that some lesser percentage may be specified by law or in any agreement or otherwise.

The term "Business Combination" as used in this Article shall mean any of the following:

(i) any merger of the Corporation into, or any consolidation of the Corporation with, any other firm, corporation or entity (a "person"), other than any corporation of which a majority of the Voting Securities (as defined below) is owned directly or indirectly by the Corporation; or

(ii) any sale, lease, exchange or other transfer to any individual or person of all or substantially all of the assets of the Corporation (other than a mortgage or pledge of the assets of the Corporation) in one or more related transactions; or

(iii) the adoption of any plan for the liquidation or dissolution of the Corporation.

For purposes of this Article, Voting Securities shall mean all shares of the capital stock of such corporation entitled to vote generally in the election of directors.